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SEC FILE NUMBER
8-65183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 03/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AltAccess Securities Company, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

325 N. St. Paul St., Suite 4850
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Henry Talbot	214.356.8038	henry.talbot@beneficient.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. St. Paul St., Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry Talbot _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AltAccess Securities Company, L.P. _____, as of March 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _HBT_____

Title: _____
President & Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ALTACCESS SECURITIES COMPANY, L.P.

**Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission**

For the Fifteen Months Ended March 31, 2025

(With Report of Independent Registered Public Accounting Firm)

ALTACCESS SECURITIES COMPANY, L.P.
INDEX



Report of Independent Registered Public Accounting Firm

To the General Partner
AltAccess Securities Company, L.P.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of AltAccess Securities Company, L.P. (the Company) as of March 31, 2025, the related statements of operations, changes in partners' capital, and cash flows for the period from January 1, 2024 through March 31, 2025, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the period from January 1, 2024, through March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has incurred recurring operating losses and relies entirely on financial support from its parent company to meet its obligations as they come due. Additionally, the parent company's annual report on Form 10-K is anticipated to include an emphasis of matter paragraph indicating substantial doubt about its own ability to continue as a going concern. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the issuance of these financial statements. Management's plans to address these conditions, including anticipated continued support from the parent company, are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
July 28, 2025

ALTACCESS SECURITIES COMPANY, L.P.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2025

ASSETS

Cash and cash equivalents	$	125,631
Commissions receivable		323,692
Intercompany receivable		35,191
Prepaid expenses		26,395
TOTAL ASSETS	$	510,909

LIABILITIES AND PARTNERS' CAPITAL

Commissions payable	$	178,106
Accrued expenses		2,828
TOTAL LIABILITIES		180,934
PARTNERS' CAPITAL		329,975
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	510,909

The accompanying notes are an integral part of these financial statements.

ALTACCESS SECURITIES COMPANY, L.P.
STATEMENT OF OPERATIONS
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2025

REVENUE		
Commission income	$	373,099
Interest income		6,981
Total revenue		380,080
EXPENSES		
Commissions		347,885
Compensation and benefits		370,303
Occupancy and equipment		32,035
Regulatory fees and expenses		3,049
Professional and legal fees		147,303
Communications		42,630
Other expenses		6,178
Total expenses		949,383
Loss before taxes		(569,303)
Provision for state income taxes		-
NET LOSS	$	(569,303)

The accompanying notes are an integral part of these financial statements.

ALTACCESS SECURITIES COMPANY, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2025

	General Partner		Limited Partners		Total	
Beginning Balance, January 1, 2024	$	644	$	490,634	$	491,278
Contributions		-		408,000		408,000
Net loss		(57)		(569,246)		(569,303)
Ending Balance, March 31, 2025	$	587	$	329,388	$	329,975

The accompanying notes are an integral part of these financial statements.

ALTACCESS SECURITIES COMPANY, L.P.
STATEMENT OF CASH FLOWS
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
NET LOSS	$	(569,303)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deduct non cash revenue	$	(373,099)
Deduct non cash expense	$	347,885
(Increase) decrease in assets:		
Intercompany recievable/payable (net)	$	(59,413)
Prepaid expenses	$	(21,495)
Increase (decrease) in liabilities:		
Accrued expenses	$	(8,987)
Cash used in operating activities	$	(684,412)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	$	408,000
Cash provided by financing activities	$	408,000
NET DECREASE IN CASH	$	(276,412)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$	402,043
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	125,631
SUPPLEMENTAL INFORMATION:		
CASH PAID FOR INTEREST	$	-
CASH PAID FOR INCOME TAXES	$	-

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

AltAccess Securities Company, L.P. (formerly known as MHT Securities, L.P., Ben Securities Company, L.P., and Beneficient Securities Company, L.P.), (the "Partnership") was formed, under the laws of the State of Texas, as a partnership on November 17, 2001, and will continue indefinitely until termination at the discretion of the general partner. The Partnership is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act"). The Partnership participates in the private placement of securities of its affiliates. The general partner is Ben Markets Corporate Holdings, L.L.C.

On March 28, 2022, Ben Markets Management Holdings, L.P., a subsidiary of Ben Markets Corporate Holdings, L.L.C., completed its 100% acquisition of MHT Securities, L.P. for $0.3 million.

2. SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Presentation

The Partnership's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"), and in conformity with the rules and regulations of the SEC.

Recent Accounting Pronouncements

Accounting standards update ("ASU") 2023-07 requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company adopted this guidance for the fifteen months ending March 31, 2025. The Company is engaged in a single line of business as a registered securities broker-dealer in the private placement of securities of its affiliates. The Company has identified its president as the chief operating decision maker ("CODM"), who uses net income (loss) to evaluate the results of the business, primarily in the forecasting process, to manage the Company. Moreover, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment, and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The significant income and expenses of the segment are reported on the accompanying statement of operations of this report.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2025, the Partnership had net capital of $122,803, which was in excess of its required net capital of $12,062. The Partnership's ratio of aggregate indebtedness to net capital ratio was 1.5 to 1.

Revenue and Cost Recognition

Revenues are recorded when (i) a contract has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Partnership has satisfied the applicable performance obligation.

Expense Allocations

Certain expenses (including, but not limited to, payroll costs and rent expense) are allocated to the Partnership by a related party based on the terms of the current expense sharing agreement. The majority of these expenses are the responsibility of the related party and are not due or payable directly by the Partnership.

Income Taxes

Net earnings are allocated to the partners based on their ownership percentages. Federal income taxes on Partnership income are payable personally by the partners. Accordingly, no provision has been made for federal income taxes. The Partnership is subject to state margin taxes.

The Partnership accounts for uncertain tax positions in accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First, the Partnership must determine whether any amount of the tax benefit may be recognized. Second, the Partnership determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of March 31, 2025, the Partnership had no uncertain tax positions. Accordingly, the Partnership has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2021-2024 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit risks consist of cash maintained in banks and accounts receivable (if applicable). The Partnership places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the period, however, cash in banks may exceed federally insured limits.

3.   RELATED PARTY TRANSACTIONS

Common Control

The Partnership and various entities are under common control, and the existence of that control creates operating results and financial positions that could be significantly different than if the entities were autonomous.

Allocated Expenses

The Partnership shares expenses with a related party. The Partnership's allocation of shared expenses for the fifteen months ended March 31, 2025, was $424,514. The Partnership's allocation of shared expenses included $370,303 in compensation and benefits, $32,035 of occupancy and equipment, $5,869 of professional and legal fees, $12,476 of communications, and $3,831 of other expenses. As of March 31, 2025, a total of $35,191 owed from a related party is reflected in intercompany receivable in the statement of financial condition.

4. PARTNERS' CAPITAL

The management, control and direction of the Partnership and its operations, business and affairs is vested exclusively in the General Partner. Additional capital contributions and distributions are made at the discretion of the General Partner in accordance with the Partnership agreement. Income and losses are allocated .01% to the General Partner and 99.99% to the Limited Partners, in proportion to their respective sharing ratios. To the extent required by law, Limited Partners shall not be personally liable for the obligations of the Partnership.

5. COMMITMENTS AND CONTINGENCIES

The Partnership does not have any commitments, guarantees or contingencies. The Partnership is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

6. REVENUE RECOGNITION

Revenue Recognition
The Partnership recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*, when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Partnership expects to be entitled to in exchange for those goods or services.

Placement Agent Commissions
AltAccess Securities, a wholly owned captive broker-dealer subsidiary, provides placement agent services exclusively for securities offerings of its parent entity and affiliates. Revenue from these services consists of managing broker-dealer (MBD) fees, which are contractually split into a non-contingent portion and a contingent portion.

- **Non-Contingent Portion ("Net" Commission):** This portion of the fee, which is payable in cash only, is not subject to forfeiture or future service requirements. The Partnership recognizes revenue for the non-contingent portion in full at the closing date of the placement, as this represents the point at which the primary performance obligation—the facilitation of the placement—is satisfied, and the right to consideration becomes unconditional.

- **Contingent Portion (Vested Commission):** The remaining portion of the fee, which may be payable in cash or stock, is subject to vesting schedules and forfeiture provisions tied to the ongoing employment of registered representatives. Revenue for the contingent portion is recognized ratably

over the vesting period as the related service conditions (continued employment) are satisfied and the risk of forfeiture is resolved.

Given the captive nature of the broker-dealer, where services are provided solely to the parent entity and affiliates in a non-arm's length arrangement to facilitate internal capital raising and regulatory compliance, the revenue recognition approach reflects the economic substance of the contracts. The contractual terms clearly delineate the split between the non-contingent and contingent portions, with the non-contingent portion not subject to future service or forfeiture conditions.

7. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management has evaluated conditions and events, considered in the aggregate, that are known or reasonably knowable as of the issuance date of these financial statements, and has determined that there is substantial doubt about the Company's ability to continue as a going concern for a period of one year from the issuance date.

The Company has insufficient capital to meet its current operating expenses and is financially dependent on an affiliate which is ultimately owned by, Beneficient, a public company, for continued funding. As of March 31, 2025, the Company's net capital, as defined by SEC Rule 15c3-1, was $122,803, which is inadequate to support ongoing operations without additional financial support. Furthermore, at the consolidated level, the parent company is expected to receive a going concern qualification in its audited financial statements due to its own liquidity and operational challenges. There are no formal commitments from the parent to provide additional funding to the Company.

Management has not identified definitive plans to mitigate these conditions, such as obtaining alternative financing, reducing expenses, or restructuring operations. Accordingly, substantial doubt exists about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty, such as adjustments to the carrying value of assets or liabilities.

8. CORRECTION OF PRIOR PERIOD ERROR

In the year ending December 31, 2023, the Company identified an error in its revenue recognition related to placement agent commissions. Previously, both the non-contingent and contingent portions of these commissions were recognized as revenue in full at the time of private placement closing. Upon re-evaluation under ASC 606, Revenue from Contracts with Customers, the Company determined that the non-contingent portion should be recognized at closing, as the performance obligation is satisfied and the right to consideration is unconditional, while the contingent portion should be recognized ratably over the vesting period, as it is subject to ongoing service conditions and forfeiture risks tied to employment.

This error resulted in the overstatement of revenues and an equal overstatement of associated expenses by $306,426 in the prior year, with no net impact on net income, retained earnings, equity, or net capital. The Company evaluated the error in accordance with ASC 250, Accounting Changes and Error Corrections, and determined it to be immaterial to the prior year's financial statements, both quantitatively and qualitatively, as it does not affect key financial metrics, trends, ratios, regulatory compliance (including net capital requirements under SEC Rule 15c3-1), or the decisions of a reasonable investor.

Accordingly, no restatement of prior period financial statements is required. The Company has corrected

the error which aligns the revenue and expense recognition with the corrected accounting policy without amending previously issued reports. The revision has no effect on net income, equity, or cash flows for the period presented.

9. SUBSEQUENT EVENTS

The Partnership has reviewed events that occurred after March 31, 2025, through July XX, 2025, the date the financial statements were available to be issued. During this period, the Partnership did not have any material subsequent events.